July 26, 2010

BY EDGAR

Mr. Robert W. Errett

Staff Attorney

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Envestnet, Inc. (the “Registrant”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-165717

Dear Mr. Errett:

The Registrant, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:30 p.m. Eastern Daylight Time on July 28, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

—

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrant may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant confirms that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above Registration Statement.

*        *        *         *

Very truly yours, ENVESTNET, INC.

By:	/s/ Shelly O’Brien
Name:	Shelly O’Brien
Title:	General Counsel